January 4, 2006

Mail Stop 4561

By Air Mail and Facsimile to 61 3 9273 6150

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

        We have reviewed your response letter dated January 3, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

General

Extract from disclosure on Supervision and Regulation — Item 4

1. We refer to the proposed disclosure under this heading included in your January 3, 2007, response to comment 4 of our December 22, 2006, letter. Please confirm that you will keep us apprised of any significant developments in your dealings with U.S. regulators regarding whether certain transactions were conducted in compliance with U.S. regulations regarding money laundering and terrorist financing, and U.S. economic sanctions.

Extract from disclosure on Results of Geographical operations — Item 5

2. We refer to the proposed disclosure under this heading included in your January 3, 2007, response to comment 4 of our December 22, 2006, letter. Please revise your proposed disclosure to specifically note that Cuba, Iran and Sudan have been designated by the United States as state sponsors of terrorism and are subject to U.S. economic sanctions. It appears to the staff that it also would be appropriate to note that Iran is subject to U.N. sanctions.

    Please provide us with a draft of the revised disclosure prior to filing your 20-F.

                                    * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Jack Guggenheim at (202) 551-3523 or Cecilia Blye at (202) 551-3475 with questions regarding the above comments. You may also contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions regarding the review process.

                                Sincerely,

                                Donald A. Walker
                                Senior Assistant Chief Accountant